Exhibit (a)(1)
The Board of Directors recommends that you reject the unsolicited tender offer to sell your shares of CIM Real Estate Finance Trust, Inc. to Comrit.

February 3, 2025
If you are considering selling your shares in CIM Real Estate Finance Trust, Inc. (the “Company”) to Comrit Investments 1, LP (“Comrit”), please read all of the information below.
Dear Shareholder:
On January 27, 2025, Comrit commenced an unsolicited tender offer to purchase up to 14,300,000 shares of the Company’s common stock at a price equal to $3.65 per share, in cash (the “Offer”). This is not an offer from the Company, and Comrit is not affiliated in any way with the Company, its sponsor or CIM Group.
The Company’s Board of Directors (the “Board”) has carefully evaluated the terms of the Offer and has unanimously determined that the Offer is not in the best interests of the Company’s shareholders. Although each shareholder has individual liquidity needs and must evaluate the Offer accordingly, the Board does not recommend or endorse the Offer and recommends that shareholders REJECT this unsolicited Offer and NOT tender their shares.
To reject the Offer, simply ignore it. You do not need to respond.
The Board’s recommendation is based on several factors, including:
» Comrit’s Offer is 40% less than the most recent per share net asset value of $6.09. The Board believes the Offer price is significantly below the current and potential long-term value of the shares and is an opportunistic attempt by Comrit to purchase your shares at a deeply discounted price. The Board approved an estimated per share net asset value (“NAV”) of the Company’s stock of $6.09 as of January 31, 2024. Comrit’s Offer price of $3.65 per share is $2.44 less than this estimated value. This translates to a 40% discount to the Company’s most recent per share NAV.
» Comrit’s strategy is to buy your shares at a significant discount. Comrit has acknowledged that the Offer is being made with “the intention of making a profit” and that the Offer price was established as the lowest price that might be acceptable to the Company’s shareholders, consistent with these objectives.
» Comrit’s Offer is not based on the value of the Company’s assets. The Board, in determining the most recent estimated per share NAV of $6.09, engaged an independent valuation firm to recommend a range of values for the Company’s assets in accordance with the valuation guidelines previously established by the Board. By contrast, Comrit provides that it analyzed factors which include its objective of making a profit and its costs to acquire your shares, and Comrit acknowledges that it has not made an independent appraisal of the Company’s properties and is not qualified to appraise real estate.
» Shareholders will forfeit future dividends if they sell their shares to Comrit. To date, the Company has paid 154 consecutive monthly dividends to its shareholders, with a current annualized distribution rate of $0.34 per share using the current monthly distribution rate of $0.0283 per share. This equates to an annualized yield of 5.58% per share based on the most recent estimated per share NAV. If you sell your shares to Comrit, you will no longer receive monthly dividends or otherwise have any rights with respect to the shares that you sell, including any appreciation in the value of the shares.

» There is no guarantee of when the Offer will conclude or tendering shareholders will be paid. There is no guarantee that the Offer can or will be completed as soon as Comrit contemplates in its Offer. The Offer initially expires on March 26, 2025, and this date may be extended by Comrit, subject to compliance with applicable securities laws, in its sole discretion.
» Comrit can change the terms of its Offer. Comrit expressly reserves the right to amend the terms of the Offer in any respect, including by decreasing the $3.65 per share Offer price or changing the number of shares being sought, at any time before the Offer expires.
The Board encourages you to follow its recommendation and NOT tender your shares to Comrit.
Please consult with your ﬁnancial professional or tax advisor when considering the Offer. If you do tender your shares to Comrit, you may withdraw your tender before the expiration of the Offer by sending a written or facsimile notice to Central Trade and Transfer, LLC, Comrit’s transfer agent. The Offer is currently scheduled to expire at 11:59 P.M. Eastern Time on March 26, 2025.
Please be assured that your personal information continues to be held in the same confidence we maintain in all interactions with our shareholders. Comrit does not have access to ANY of your personal or account information and will not have that information unless you tender your shares.
We have filed a Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) in response to the Offer, which is available free of charge on the SEC’s website at http://www.sec.gov. If you have any questions related to the Offer or need further information about your options, please contact your financial professional. For any additional questions, our Shareholder Relations team is available at 866.907.2653.

Richard Ressler
Chairman of the Board of Directors, Chief Executive Officer and President
CIM Real Estate Finance Trust, Inc.

Certain statements contained herein, other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements related to the Company’s expectations regarding the performance of its business and the methodology and assumptions used in determining the most recent estimated per share NAV of the Company’s common stock, the Company’s ability to continue to pay monthly dividends at the same rate or at all, and potential or future appreciation of the shares. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 28, 2024, and the Company's most recent Quarterly Report on Form 10-Q as filed with the SEC. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this letter and in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX, ARIZONA 85016 | PH 866.341.2653 | FX 602.801.2736 | CIMGROUP.COM
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